FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [__]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [__] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued today, June 13, 2006, by Diana Shipping Inc. (the "Company") with respect to its new vessel acquisition.

                                                                     Exhibit 1

                                Corporate Contact:
                                Ioannis Zafirakis
                                Director and Vice-President
                                Telephone: + 30-210-9470100
                                E-mail: izafirakis@dianashippinginc.com
For Immediate Release
                                Investor and Media Relations:
                                Edward Nebb
                                Euro RSCG Magnet
                                Telephone: + 1-212-367-6848
                                E-mail: ed.nebb@eurorscg.com


              DIANA SHIPPING INC. ANNOUNCES NEW VESSEL ACQUISITION

ATHENS, GREECE, June 13, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has exercised the option to purchase a Panamax dry bulk carrier, the Yasmine Venture (to be renamed), of 73,546 dwt, built in June 2006. The vessel has a purchase price of $39.6 million and is expected to be delivered to the Company in July 2006. Upon delivery the vessel will be chartered to Bocimar Belgium NV, Antwerp, Belgium, for 11 to 13 months at $21,000 per day net.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
"We are pleased to announce the acquisition of our fourteenth dry bulk carrier. The addition of this vessel to our fleet is in line with our strategy of growing a modern fleet and employing vessels on time charters with reputable customers, with the goal of increasing shareholder value."

Upon completion of this purchase, the Company's fleet will consist of 13 Panamax dry bulk carriers and one Capesize dry bulk carrier.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  June 13, 2006                        By:  /s/ Anastassis Margaronis
                                                  --------------------------
                                                  Anastassis Margaronis
                                                  President

SK 23159 0002 677982